UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: June 30, 2014

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-178960).

This Form 6-K consists of the legal opinions which appear below.

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

June 30, 2014

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented from time to time (as amended through the date hereof, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Supplement dated February 21, 2014 relating to the Contingent Absolute Return Autocallable Optimization Securities, the Prospectus Supplement dated February 21, 2014 relating to the Contingent Absolute Return Autocallable Optimization Securities, the Product Supplement dated February 21, 2014 relating to the Trigger Autocallable Optimization Securities, the Prospectus Supplement dated February 21, 2014 relating to the Trigger Autocallable Optimization Securities, the Product Supplement dated February 21, 2014 relating to the Trigger Phoenix Autocallable Optimization Securities, the Prospectus Supplement dated February 21, 2014 relating to the Trigger Phoenix Autocallable Optimization Securities, the Product Supplement dated February 21, 2014 relating to the Trigger Yield Optimization Notes, the Prospectus Supplement dated February 21, 2014 relating to the Trigger Yield Optimization Notes, the Final Terms Supplement dated June 25, 2014 relating to the FB CARAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated June 25, 2014 relating to the GDXJ Securities (as defined in Annex A hereto), the Final Terms Supplement dated June 25, 2014 relating to the PANW Securities (as defined in Annex A hereto), the Final Terms Supplement dated June 25, 2014 relating to the CX Securities (as defined in Annex A hereto), the Final Terms Supplement dated June 25, 2014 relating to the FB TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated June 25, 2014 relating to the WAG Securities (as defined in Annex A hereto) and the Final Terms Supplement dated June 25, 2014 relating to the X Securities (as defined in Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated June 30, 2014 representing the FB CARAOS Securities, (d) the Global Security dated June 30, 2014 representing the GDXJ Securities, (e) the Global Security dated June 30, 2014 representing the PANW Securities, (f) the Global Security dated June 30, 2014 representing the CX Securities, (g) the Global Security dated June 30, 2014 representing the FB TPAOS Securities, (h) the Global Security dated June 30, 2014 representing the WAG Securities, (i) the Global Security dated June 30, 2014 representing the X Securities, (j) UBS AG Group Treasurer Resolutions dated (i) December 22, 2008, (ii) August 16, 2011 and (iii) May 8, 2014, related to the establishment of the Company’s medium-term note program and (k) the Officers’ Certificate dated May 9, 2014, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (k) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in representing the Company with respect to the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter or communicate with or advise you as to any changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Contingent Absolute Return Autocallable Optimization Securities due July 5, 2016 (Linked to the common stock of Facebook, Inc.) (the “FB CARAOS Securities”)	$150,000.00
Contingent Absolute Return Autocallable Optimization Securities due July 5, 2016 (Linked to the shares of Market Vectors® Junior Gold Miners ETF) (the “GDXJ Securities”)	$500,000.00
Trigger Autocallable Optimization Securities due July 2, 2015 (Linked to the common stock of Palo Alto Networks, Inc.) (the “PANW Securities”)	$161,000.00
Trigger Phoenix Autocallable Optimization Securities due July 2, 2015 (Linked to the American depositary shares of CEMEX, S.A.B. de C.V.) (the “CX Securities”)	$150,000.00
Trigger Phoenix Autocallable Optimization Securities due January 5, 2016 (Linked to the common stock of Facebook, Inc.) (the “FB TPAOS Securities”)	$206,000.00
Trigger Phoenix Autocallable Optimization Securities due July 5, 2016 (Linked to the common stock of Walgreen Co.) (the “WAG Securities”)	$140,000.00
Trigger Yield Optimization Notes due June 30, 2015 (Linked to the common stock of United States Steel Corporation) (the “X Securities”)	$294,870.95

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

June 30, 2014

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented from time to time (as amended through the date hereof, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Supplement dated June 15, 2012 relating to the Airbag Performance Securities, the Product Supplement dated January 31, 2012 relating to the Contingent Absolute Return Autocallable Optimization Securities, the Product Supplement dated September 6, 2012 relating to the Relative Performance Securities, the Product Supplement dated February 26, 2014 relating to the Trigger Autocallable Optimization Securities, the Product Supplement dated February 28, 2012 relating to the Trigger Performance Securities, the Product Supplement dated April 2, 2013 relating to the Trigger Performance Securities, the Product Supplement dated January 13, 2012 relating to the Trigger Phoenix Autocallable Optimization Securities, the Product Supplement dated January 23, 2013 relating to the Trigger Phoenix Autocallable Optimization Securities, the Product Supplement dated February 5, 2013 relating to the Trigger Return Optimization Securities, the Product Supplement dated June 11, 2014 relating to the Trigger Step Performance Securities, the Pricing Supplement dated June 25, 2014 relating to the CMCIER Securities (as defined in the Annex A hereto), the Pricing Supplement dated June 25, 2014 relating to the VWO TPS Securities (as defined in the Annex A hereto), the Pricing Supplement dated June 25, 2014 relating to the RTY TROS Securities (as defined in the Annex A hereto), the Pricing Supplement dated June 25, 2014 relating to the VWO TSPS Securities (as defined in the Annex A hereto), the Pricing Supplement dated June 26, 2014 relating to the SX5E APS Securities (as defined in the Annex A hereto), the Pricing Supplement dated June 26, 2014 relating to the BIDU Securities, the FB Securities, the GILD Securities, the GM Securities and the X Securities (each, as defined in the Annex A hereto), the Pricing Supplement dated June 26, 2014 relating to the SX5E USTFIV Securities (as defined in the Annex A hereto), the Pricing Supplement dated June 26, 2014 relating to the RTY TAOS Securities (as defined in the Annex A hereto), the Pricing Supplement dated June 26, 2014 relating to the SX5E TPS Securities (as defined in the Annex A hereto), the Pricing Supplement dated June 26, 2014 relating to the CBI Securities and the CVC Securities (each, as defined in the Annex A hereto), the Pricing Supplement dated June 26, 2014 relating to the SSYS Securities and the WFM Securities (each, as defined in the Annex A hereto), the Pricing Supplement dated June 26, 2014 relating to the MXEF RTY Securities (as defined in the Annex A hereto) and the Pricing Supplement dated June 26, 2014 relating to the SX5E TROS Securities (as defined in the Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated June 30, 2014 representing the CMCIER Securities, (d) the Global Security dated June 30, 2014 representing the VWO TPS Securities, (e) the Global Security dated June 30, 2014 representing the RTY TROS Securities, (f) the Global Security dated June 30, 2014 representing the VWO TSPS Securities, (g) the Global Security dated June 30, 2014 representing the SX5E APS Securities, (h) the Global Security dated June 30, 2014 representing the BIDU Securities, (i) the Global Security dated June 30, 2014 representing the FB Securities, (j) the Global Security dated June 30, 2014 representing the GILD Securities, (k) the Global Security dated June 30, 2014 representing the GM Securities, (l) the Global Security dated June 30, 2014 representing the X Securities, (m) the Global Security dated June 30, 2014 representing the SX5E USTFIV Securities, (n) the Global Security dated June 30, 2014 representing the RTY TAOS Securities, (o) the Global Security dated June 30, 2014 representing the SX5E TPS Securities, (p) the Global Security dated June 30, 2014 representing the CBI Securities, (q) the Global Security dated June 30, 2014 representing the CVC Securities, (r) the Global Security dated June 30, 2014 representing the SSYS Securities, (s) the Global Security dated June 30, 2014 representing the WFM Securities, (t) the Global Security dated June 30, 2014 representing the MXEF RTY Securities, (u) the Global Security dated June 30, 2014 representing the SX5E TROS Securities, (v) UBS AG Group Treasurer Resolutions dated (i) December 22, 2008, (ii) August 16, 2011 and (iii) May 8, 2014, related to the establishment of the Company’s medium-term note program and (w) the Officers’ Certificate dated May 9, 2014, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (w) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in representing the Company with respect to the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter or communicate with or advise you as to any changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Trigger Performance Securities due June 28, 2024 (Linked to the UBS Bloomberg Constant Maturity Commodity Index Excess Return) (the “CMCIER Securities”)	$1,138,000.00
Trigger Performance Securities due June 28, 2019 (Linked to the Vanguard FTSE Emerging Markets ETF) (the “VWO TPS Securities”)	$6,027,480.00
Trigger Return Optimization Securities due June 30, 2017 (Linked to the Russell 2000® Index) (the “RTY TROS Securities”)	$1,566,500.00
Trigger Step Performance Securities due June 29, 2018 (Linked to the Vanguard FTSE Emerging Markets ETF) (the “VWO TSPS Securities”)	$1,860,500.00
Airbag Performance Securities due June 28, 2024 (Linked to the EURO STOXX 50® Index) (the “SX5E APS Securities”)	$494,000.00
Contingent Absolute Return Autocallable Optimization Securities due July 8, 2015 (Linked to the American depositary shares of Baidu, Inc.) (the “BIDU Securities”)	$1,755,600.00
Contingent Absolute Return Autocallable Optimization Securities due July 8, 2015 (Linked to the common stock of Facebook, Inc.) (the “FB Securities”)	$7,189,900.00
Contingent Absolute Return Autocallable Optimization Securities due July 8, 2015 (Linked to the common stock of Gilead Sciences, Inc.) (the “GILD Securities”)	$2,486,000.00
Contingent Absolute Return Autocallable Optimization Securities due July 8, 2015 (Linked to the common stock of General Motors Company) (the “GM Securities”)	$6,952,610.00
Contingent Absolute Return Autocallable Optimization Securities due July 8, 2015 (Linked to the common stock of United States Steel Corporation) (the “X Securities”)	$1,972,500.00
Relative Performance Securities due June 28, 2019 (Linked to the EURO STOXX 50® Index and the NYSE US 5 Year Treasury Futures Index) (the “SX5E USTFIV Securities”)	$6,139,900.00
Trigger Autocallable Optimization Securities due June 30, 2016 (Linked to the Russell 2000® Index) (the “RTY TAOS Securities”)	$12,515,050.00
Trigger Performance Securities due June 28, 2019 (Linked to the EURO STOXX 50® Index) (the “SX5E TPS Securities”)	$3,330,110.00
Trigger Phoenix Autocallable Optimization Securities due December 31, 2015 (Linked to the common stock of Chicago Bridge & Iron Company N.V.) (the “CBI Securities”)	$8,523,430.00
Trigger Phoenix Autocallable Optimization Securities due December 31, 2015 (Linked to the common stock of Cablevision Systems Corporation) (the “CVC Securities”)	$2,479,000.00
Trigger Phoenix Autocallable Optimization Securities due June 28, 2019 (Linked to the common stock of Stratasys Ltd.) (the “SSYS Securities”)	$5,433,430.00
Trigger Phoenix Autocallable Optimization Securities due June 28, 2019 (Linked to the common stock of Whole Foods Market, Inc.) (the “WFM Securities”)	$6,969,100.00
Trigger Phoenix Autocallable Optimization Securities due June 28, 2024 (Linked to the least performing index between the MSCI® Emerging Markets IndexSM and the Russell 2000® Index) (the “MXEF RTY Securities”)	$7,814,470.00
Trigger Return Optimization Securities due June 30, 2017 (Linked to the EURO STOXX 50® Index) (the “SX5E TROS Securities”)	$3,627,800.00

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

June 30, 2014

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by J.P. Morgan Securities LLC (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented from time to time (as amended through the date hereof, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Suplement dated May 27, 2014 relating to the Phoenix Autocallable Notes, the Pricing Supplement dated June 25, 2014 relating to the AEO Securities (as defind in the Annex A hereto), the Pricing Supplement dated June 25, 2014 relating to the AMZN Securities (as defind in the Annex A hereto), the Pricing Supplement dated June 25, 2014 relating to the BAC Securities (as defind in the Annex A hereto), the Pricing Supplement dated June 25, 2014 relating to the GM Securities (as defind in the Annex A hereto), the Pricing Supplement dated June 25, 2014 relating to the KORS Securities (as defind in the Annex A hereto), the Pricing Supplement dated June 25, 2014 relating to the PCLN Securities (as defind in the Annex A hereto) and the Pricing Supplement dated June 25, 2014 relating to the SNE Securities (as defind in the Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated June 30, 2014 representing the AEO Securities, (d) the Global Security dated June 30, 2014 representing the AMZN Securities, (e) the Global Security dated June 30, 2014 representing the BAC Securities, (f) the Global Security dated June 30, 2014 representing the GM Securities, (g) the Global Security dated June 30, 2014 representing the KORS Securities, (h) the Global Security dated June 30, 2014 representing the PCLN Securities, (i) the Global Security dated June 30, 2014 representing the SNE Securities, (j) UBS AG Group Treasurer Resolutions dated (i) December 22, 2008, (ii) August 16, 2011 and (iii) May 8, 2014, related to the establishment of the Company’s medium-term note program and (k) the Officers’ Certificate dated May 9, 2014, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (k) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter or communicate with or advise you as to any changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Phoenix Autocallable Notes due June 29, 2017 (Linked to the common stock of American Eagle Outfitters, Inc.) (the “AEO Securities”)	$2,000,000.00
Phoenix Autocallable Notes due June 29, 2017 (Linked to the common stock of Amazon.com, Inc.) (the “AMZN Securities”)	$1,000,000.00
Phoenix Autocallable Notes due June 29, 2017 (Linked to the common stock of Bank of America Corporation) (the “BAC Securities”)	$2,000,000.00
Phoenix Autocallable Notes due June 29, 2017 (Linked to the common stock of General Motors Company) (the “GM Securities”)	$2,000,000.00
Phoenix Autocallable Notes due June 29, 2017 (Linked to the common stock of Michael Kors Holdings Limited) (the “KORS Securities”)	$2,000,000.00
Phoenix Autocallable Notes due June 29, 2017 (Linked to the common stock of The Priceline Group Inc.) (the “PCLN Securities”)	$1,000,000.00
Phoenix Autocallable Notes due June 29, 2017 (Linked to the American depositary receipts of Sony Corporation) (the “SNE Securities”)	$1,000,000.00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
	Name:	Kiye Sakai
	Title:	Managing Director

By:	/s/ Sarah Starkweather
	Name:	Sarah Starkweather
	Title:	Executive Director

Date: 30 June 2014